EXHIBIT 99.1

Changes in Volvo's Group Executive Committee

GOTEBORG, Sweden, Oct. 21, 2005 (PRIMEZONE) -- In connection with the retirement of Karl-Erling Trogen on December 1, Volvo's Senior VP and Chief Financial Officer Stefan Johnsson will assume responsibility for a number of Volvo's central business units. Stefan Johnsson, who remains a member of the Group Executive Committee, will also assume responsibility for the Volvo Group's HR function from Jorma Halonen, who will be focusing on the Group's international expansion. Par Ostberg, who is currently Senior VP, Finance at Renault Trucks, has been appointed the new Senior VP and Chief Financial Officer and member of Volvo's Group Executive Committee.

Stefan Johnsson has been Senior VP and Chief Financial Officer for the past seven years and is therefore one of the longest serving financial officers within AB Volvo.

"After working closely with Stefan for many years I know that he has the qualities required to take responsibility for the business units in question," says Volvo's President Leif Johansson in a comment. "Stefan will also assume responsibility for the Group's HR activities, which I assess will have a decisive importance in the future for Volvo's possibilities to meet global competition. HR deals with such central issue for us as management succession, competence development and, particularly, diversity."

Among the business units that Stefan Johnsson will assume responsibility are Volvo Parts, Volvo Logistics and Volvo IT, where he will assume the position as Chairman of the Board. Combined, the three business units have sales totaling SEK 15 billion and employ nearly 10,000 people. He is also Chairman of the Board for Volvo Financial Services, a position he previously held.

"Stefan has been an outstanding Senior VP and Chief Financial Officer and through this move he will further broaden his skills in a way that I am convinced will benefit the company," says Leif Johansson. "Simultaneously, Jorma Halonen is provided the opportunity to concentrate on Volvo's international expansion."

Par Ostberg came to Volvo in 1990 and has held various senior positions within financial areas, most recently Senior VP, Finance at Renault Trucks.

"With Par Ostberg we have an excellent replacement for Stefan Johnsson," says Leif Johansson. "Par has a successful career behind him and is highly suited to take the step to become Senior VP and Chief Financial Officer for the entire Group. Karl-Erling Trogen has decided to retire after 34 years in Volvo and more than ten years on the Board of Directors," says Leif Johansson. "His extensive experience, both industrially and commercially, combined with an international business sense and a large network of contacts has been a huge asset for Volvo."

The changes will take place on December 1.

October 21, 2005

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT:  Volvo Group
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